Exhibit 4.37
Lease Agreement
(Meritz Tower)
Meritz Fire & Marine Insurance Co., Ltd.
Major Agreement Outline

Leased floors	11-14th floors

Leased area	2,183.56 pyeong (exclusive area: 1,060.68 pyeong)

Lease deposit	1,419,314,000 won (650,000 won per pyeong)

Monthly rental fee (V.A.T. not included)	-139,747,000 won (64,000 won per pyeong) -Payment date: the end of every month

Monthly administrative expenses (V.A.T. not included)	-65,506,000 won (30,000 won per pyeong) - Payment date: the end of every month

Lease agreement period	December 5, 2005 – December 4, 2007

Free parking	35 vehicles

Intermediate termination conditions	-6-month advance notice in writing

Provision of deposit as security	Establishing mortgage with an amount of 120% the lease deposit
Lease Agreement
Representation of Parties hereto
-Lessor: Won Myung-su, CEO and President, Meritz Fire & Marine Insurance. Co. Ltd.
-Lessee: Ryu Il-young, CEO and President, Gravity Co., Ltd.
Abovementioned Lessor and Lessee shall enter into this Agreement as follows to lease and rent a certain area within the Lessor’s Meritz Tower (hereinafter referred to the leased property).
Article 1 (Lease and Renting)
1) Representation of Leased Property
-Location: 825-2, 3, 4, 5, 10, 11, and 12 Yeoksam-dong, Gangnam-gu, Seoul
-Leased property: within Meritz Tower

Floor	11th	12th	13th	14th	Total

Exclusive area	273.98	256.36	273.98	256.36	1,060.68

Contracted area (pyeong)	564.03	527.75	564.03	527.75	2,183.56

2) The Lessee shall use the leased property as offices, and shall not use it for other purposes without the agreement of the Lessor.
Article 2 (Duration of Agreement, etc.)
1) The duration of this Agreement shall be two years (from December 5, 2005 to December 4, 2007).
2) In case either party does not give the other party a written notice of his intention to end this Agreement or change its terms and conditions three months prior to the expiration of this Agreement, this Agreement shall be regarded as automatically extended for another year with the same conditions and terms without executing another agreement.
3) In case either party intends to cancel part or all of the leased property before the expiration of this Agreement, he shall give a written notice to the other party six months in advance, and shall make a written agreement on termination date and others.
Article 3 (Lease Deposit)
1) The lease deposit shall be 1,419,314,000 won (650,000 won per pyeong), and shall be paid as follows (no interest shall be generated on the lease deposit).

Description	Amount	Payment date	Remarks
Contract deposit	150,000,000 won	At the conclusion of this Agreement

Intermediate payment	559,000,000 won	At the commencement of interior decoration

Remaining price	710,314,000 won	When the Lessee moves in
2) In the case of his failure to pay the lease deposit by the due dates under Section 1, the Lessee shall additionally pay the Lessor a delay penalty at a yearly interest rate of 18% on the payment-delayed amount. However, in case the payment date falls on a holiday, it shall be the next business day.
3) In case the Lessee has failed to pay his due expenses or debts, the Lessor may arbitrarily deduct such amounts from the lease deposit. Likewise, the Lessor shall give a written notice to the Lessee, and the Lessee shall, within 10 days of the receipt thereof, replenish such a deduction.
4) The Lessee shall not appropriate part or all of the lease deposit to pay his monthly rental fee under Article 4 herein and monthly administrative expenses under Article 5.
5) The Lessee shall not transfer the restoration right on the lease deposit to third parties, nor establish mortgage rights and security rights on the lease deposit, without the agreement of the Lessor.
6) With the ending of this Agreement, the Lessee shall restore the leased property to its original state and transfer it to the Lessor in accordance with Article 17 herein, and the Lessor shall return the lease deposit to the Lessee within seven days of the receipt thereof.
7) The Lessor shall return to the Lessee the remaining amount left after deducting the Lessee’s due costs and debts or the remaining amount that will be left after deducting such amounts, if any. In case the Lessor has delayed the return of the lease deposit, he shall additionally pay the Lessee a delay penalty at a yearly 18 interest on it.
8) The Lessor shall pay any amount returnable to the Lessee to the following account.

Name of bank

Account No.

Depositor
Article 4 ( Monthly Rental Fee)
1) The monthly rental fee shall be 139,747,000 won (64,000 won per pyeong).
2) The V.A.T. on the monthly rental fee shall be shouldered by the Lessee.
3) The Lessee shall pay the monthly rental fee by the end of the related month. Failing this, the Lessee shall additionally pay a delay penalty at a yearly 18% interest rate on such delayed days for the claimed monthly rental fee (delayed amount x delayed days/365 x 18%).
4) In case the lease period begins or ends on a day which is not the first nor last day of the month, the monthly rental fee shall be calculated on the daily basis (monthly rental fee x used days /30 days).
Article 5 (Shouldering of Monthly Administrative Expenses)
1) The Lessee shall shoulder the monthly administrative expenses for the contracted area under Article 1 which shall be calculated from the commencement of the lease period, and the amount shall be 65,506,000 won (30,000 won per pyeong) monthly.
2) The V.A.T. on the administrative expenses shall be shouldered by the Lessee.
3) The administrative expenses shall be paid by the end of every month. Failing this, the Lessee shall additionally pay a delay penalty at a yearly 18% interest rate on the claimed monthly administrative expenses for such delayed days (delayed amount x delayed days / 365 x 18%).
4) The Lessee shall separately shoulder taxes and others generated on his own special installations in addition to the administrative expenses under Section 1.
5) The monthly administrative expenses shall be calculated on daily basis in case the lease period begins or ends on a day which is not the first nor last day of the month (monthly administrative expenses x used days / 30 days).
Article 6 (Adjustment and Payment of Rental Fee and Administrative Expenses)
1) The Lessor shall adjust the lease deposit under Article 3 and the monthly rental fee under Article 4 on the conclusion date of this Agreement every year. The rental fee adjustment ratio shall be discussed and determined within 10%.
2) The Lessor shall adjust the administrative expenses under Article 5 on the first day of January every year irrespective of the lease period. The administrative expenses adjustment ratio shall be discussed and determined within 10%.
3) Notwithstanding Sections 1 and 2, under each of the following circumstances, the Lessor may adjust the rental fee and administrative expenses.
(1) In case taxes on the leased property have risen by over 10% compared with the previous year,
(2) In electric rate, tap water fee, cooling/heating expenses, cleaning expenses, labor costs and other administrative expenses have risen by 10% compared with the previous year, and
(3) In case the consumer price index has risen by over 10%.
4) Although the Lessee has not used the leased property due to reasons attributable to him, he shall pay corresponding monthly rental fee and administrative expenses.
5) In case the Lessee had not moved in to the leased property within 30 days of the conclusion of this Agreement without paying corresponding monthly rental fee and administrative expenses, the Lessor may terminate this Agreement by giving a written notice to the Lessee. Likewise, the Lessee shall pay corresponding monthly rental fee and administrative expenses for corresponding days, and shall separately pay the Lessor two months of the monthly rental fee and administrative expenses in penalty.
6) Unless otherwise agreed upon, the Lessee shall pay the Lessor the lease deposit, monthly rental fee and administrative expenses in Korean won.
7) In case the Lessee has delayed the payment of the monthly rental fee for more than two months, the Lessor may stop providing maintenance and repair to the leased property, or stop providing heating, cooling, electricity, tap water and others.
Article 7 (Insurance)
The Lessee shall insure his internal installations, fixtures, furniture and more against fires under Fire Comprehensive Insurance and others at his cost, and the Lessor shall insure the buildings against fires at his cost.
Article 8 (Free Parking)
The Lessor may allow the Lessee to park 35 vehicles for free under the basement of the leased property
Article 9 (Transfer of Rights, Sublease, etc.)
1) Without the prior written agreement of the Lessor, the Lessee shall not transfer rights and duties herein to third parties, nor place mortgage or security on the leased property.
2) The Lessee shall not sublease the leased property.

Article 10 (Use of the Leased Property and Facilities)
1) The Lessee shall not install residential facilities within the leased property; provided that he may install corresponding facilities or place personnel on night duty with the written agreement of the Lessor.
2) Usual working hours of the leased property shall be from 7 a.m. to 8 p.m. from Monday to Friday, and from 7 a.m. to 2 p.m. on Saturday; provided that the Lessee may access the leased property at times except the usual working hours with the prior agreement of the Lessor.
3) The Lessor may limit the operation of elevators, and the supply of electricity, tap water and more at times except usual working hours; provided that the Lessor may provide such services to the Lessee after he considers circumstances of the Lessee following a written request from the Lessee. Likewise, the Lessee shall pay corresponding expenses upon request from the Lessor.
Article 11 (Protection of Property)
1) The leased property shall be managed by the Lessee with his good-faith care duty.
2) In case problems have occurred in the leased property and parking facilities thus causing damages, both parties shall conduct objective investigations into the incident and determine which party is held liable for it, and the defaulting party shall be liable for it.
Article 12 (Ban on the Lessee)
The Lessee shall not do each of the following deeds within the premises of this building.
1) Deeds of causing displeasure to the public, and installing and displaying signboards, advertisements, or others that hamper the operation of public facilities
2) Deeds of carry in or keeping explosives, dangerous goods, or things that cause hazards and displeasure to humans or may cause to properties
3) Deeds of heating using fuels, gases and others
4) Deeds of arbitrarily carrying in or using cooling/heating materials and equipment
5) Deeds of raising animals
6) Deeds of changing the structure and facilities of the leased property
7) Deeds of manufacturing, marketing and selling materials that are against laws
8) Deeds of installing vending machines and unmanned stores
Article 13 (Manufacturing and Installation of Facilities within the Leased Property)
1) The Lessee shall obtain a prior written agreement of the Lessor before doing each of the following deeds, and he shall shoulder corresponding costs; provided that the Lessor shall oversee and supervise such construction to ensue the unity of the building.
(1) Deeds of changing the leased property or installing facilities

(2) Deeds of installing, adding, and moving electrical equipment, machinery, gas systems, etc.
(3) Deeds of installing safes, computer systems, machinery, equipment, locks and other major heavy objects
(4) Deeds of installing (attaching) signboards, advertisements, other objects of representation
2) With the ending of this Agreement, the Lessee shall not claim the repayment of costs incurred for installing facilities even with the agreement of the Lessor, nor request the Lessor to buy auxiliary installations.
3) In connection with deeds under Section 1, the Lessee shall obtain approvals and permissions at his cost in accordance with related laws, and shall likewise shoulder corresponding taxes.
Article 14 (Liability for Damages)
1) In case the Lessee, his employees (including personnel working for the Lessee) or his customers has caused damage to the leased property and facilities within this building, he shall immediately notify this fact to the Lessor, and shall compensate the Lessor for corresponding damages sustained by the latter.
2) Such damages occurred under Section 1 that have not been notified to the Lessor shall be regarded as those caused by the deeds of the Lessee.
3) The amount of damages shall be determined the Lessor in deference to the market price at the time of such compensation.
4) The Lessee shall not claim indemnity or compensation from the Lessor against losses or damage sustained due to another Lessee or a third party within the building.
Article 15 (Rights to Access)
The Lessor may access the leased property under the following circumstances.
1) In case he sees a need to take action to inspect safety, hygiene, and firefighting, rescue, etc.,
2) In case he shows a potential lessee the leased property prior to the expiration of this Agreement, and
3) In case he sees a need to patrol the premises or manage the building.
Article 16 (Lessor’s Rights to Terminate Agreement)
1) In case the Lessee has done one of the following deeds, the Lessor may terminate this Agreement without a notice.
(1) In case the Lessee has not paid the monthly rental fee and administrative expenses for more than two months,
(2) In case the restoration right on the lease deposit has been used as mortgage or security or has been seized, and
(3) In case deeds in violation of this Agreement have been done.
2) In case this Agreement has been terminated due to reasons under Section 1, the Lessee shall immediately transfer the leased property to the Lessor.
3) In case the Lessor has terminated this Agreement in accordance with Subsection 1, 2 or 3 of Section 1, the Lessee shall pay the Lessor an amount at a yearly 18% interest rate on the lease deposit for the period of two months, and two months of the monthly rental fee and monthly administrative expenses in damages. The Lessor may deduct the said amount from the lease deposit, and the Lessee shall not refuse to transfer the leased property to the Lessor because he has not received the return of the lease deposit.
Article 17 (Evacuation and Restoration)
1) In case this Agreement has been terminated halfway or has expired, the Lessee shall evacuate his own properties, and return the Lessor’s properties to the Lessor before such termination or ending date.
2) When this Agreement has ended, the Lessee shall remove facilities and compartments installed by him, restructuring of his own, and facilities transformed by him at his cost, and shall recover the leased property to its original state.
3) In case the Lessee has failed to evacuate his properties or recover the leased property to its original state due to reasons attributable to him, he shall pay the Lessor an amount equivalent to double the monthly rental fee under Article 4 and double the administrative expenses under Article 5 that shall be calculated for the period from the ending of this Agreement to the date when such evacuation or restoration has been conducted.
4) In the case of Section 3), the Lessor shall not deduct the abovementioned amount from the lease deposit.
Article 18 (Forced Evacuation)
1) Although this Agreement has been terminated halfway or has expired, in case the Lessee has not taken action in accordance with Article 17, the Lessor may remove the Lessee’s properties to appropriate places. Corresponding costs shall be shouldered by the Lessee.
2) Regarding the removal under Section 1, the Lessee shall not offer opposition to the Lessor citing the invalidity of the termination or other reasons.
Article 19 (Indemnity of Lessor)
1) Regarding fires, thefts, and other accidents that have took place within the leased property, in case the Lessee has failed to prove that such incidents were caused due to reasons attributable to the Lessor, the Lessor shall not be held liable for any losses and damages sustained by the Lessee.
2) Regarding the Lesses’s property damage and losses caused by natural disasters, wars, and other force majeure reasons, the Lessor shall not be held liable for corresponding damages.
3) Notwithstanding reasons under Section 1 or Section 2, the fulfillment period for the Lessee’s payment for the debts incurred herein shall not be postponed. However, in case the Lessee has failed to use the leased property due to reasons under Section 1 or Section 2, he may be exempt from the payment of rental fee and administrative expenses or benefit from postponing his debt payment schedule.
4) Regarding the losses or damages sustained by the Lessee due to another lessee or a third party within the building, the Lessee shall not claim indemnity for damages or compensation for losses from the Lessor.
5) The Lessor shall not take responsibility for the stoppage of the use of the leased property or public facilities that are caused by the maintenance and management of this building, safety inspection, repair, replacement, etc. However, the Lessor shall give the Lessee a prior notice on the planned repair, replacement or stoppage of the use of facilities.
Article 20 (Appropriation of Costs and Deduction of Lease Deposit)
1) The money paid by the Lessee to the Lessor shall be appropriated in the priority order of interests on delayed payment, administrative expenses, monthly rental fee, and lease deposit.
2) In case the Lessee has failed to pay his due payables herein to the Lessor, the Lessor may deduct them from the lease deposit.
Article 21 (Change of Agreement)
With justifiable reasons, both parties may amend or change this Agreement through mutual written agreement even before the expiration of this Agreement or during the extended duration of this Agreement.
Article 22 (Management Rules)
The Lessor may place a separate manager (organization) to manage the building to which the leased property belongs, and the Lessee shall observe the Lessor’s building operational criteria and others.
Article 23 (Lessee’s Securing of Credit)
The Lessor shall allow the Lessee to establish a mortgage on the leased property and land under Article 3 with an amount equivalent to 120% of the lease deposit to secure the restoration of the lease deposit. Also, corresponding costs (taxes, legal costs, purchase of credit, etc.) shall be shouldered by the Lessee, and the Lessee shall, upon the collection of the lease deposition from the Lessor following the ending of this Agreement, cancel the mortgage at his cost.
Article 24 (Interpretation of Agreement)
1) Matters not specified shall follow related laws and business customs.
2) This Agreement shall be executed in Korean, and the Korean Agreement shall take the precedence over its translated English or other language versions.

Article 25 (Competent Court)
The lawsuits arising from this Agreement shall be brought to the court which has jurisdiction over the location of the leased property.
Article 26 (Special Agreement)
1) In case the Lessee uses gases and other flammable substances within the leased property, it shall insure it under Gas Liability Insurance in accordance with related laws.
2) With the expiration of this Agreement, in case the Lessor continues to lease the related space unless he directly uses it, and the existing Lessee shall have priority rights to rent it again over other potential lessees. However, likewise, the rental fee, lease period, and other lease conditions shall be adjusted according to market situations.
3) In case a vacant room adjacent to the existing Lessee is available, the existing Lessee shall have priority rights to request to rent it over other potential lessees. Likewise, the rental fee, lease period, and other lease conditions shall be adjusted according to market situations. However, in case there are two lessees who are adjacent to such a vacant room, the lessee who had a bigger rental area shall have priority rights.
Article 27 (Others)
1) In case attached to this Agreement are building drawings and photos, checklists on restoration to the original state, building operational criteria, parking area operational criteria, etc., they shall be regarded as part of this Agreement.
IN WITNESS WHEREOF, both parties shall execute two original copies of this Agreement, and each party shall keep one copy thereof.
October 19, 2005
Lessor:
Myung-su Won
Chief Executive Officer
Meritz Fire & Marine Co., Ltd.
825-2 Yeoksam-dong, Gangnam-gu, Seoul
Lessee:
Il Young Ryu
Chief Executive Officer
Gravity Co., Ltd.
620-2 Shinsa-dong, Gangnam-gu, Seoul